January 5, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	AMAG Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 8-K
Furnished November 3, 2016
File No. 1-10865

Dear Mr. Rosenberg:

On behalf of AMAG Pharmaceuticals, Inc. (the “Company”), the Company hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated December 23, 2016 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Current Report on Form 8-K furnished November 3, 2016.  The Company respectfully requests an extension until January 25, 2017 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the response.  The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than January 25, 2017.  Should you have any questions regarding the request made herein, please do not hesitate to contact me at (617) 570-1762.  Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Jacqueline Mercier
Jacqueline Mercier, Esq.
Goodwin Procter LLP

cc:	Frank E. Thomas, AMAG Pharmaceuticals, Inc.
Joseph D. Vittiglio, AMAG Pharmaceuticals, Inc.
Edward Myles, AMAG Pharmaceuticals, Inc.
Ettore A. Santucci, Goodwin Procter LLP